AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 2, 2002
                                                   REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM S-6
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                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.         EXACT NAME OF TRUST:

                     TAX EXEMPT SECURITIES TRUST, NATIONAL TRUST 315 (A UNIT INVESTMENT TRUST)

B.         NAME OF DEPOSITOR:  SALOMON SMITH BARNEY INC.

C.         COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                           SALOMON SMITH BARNEY INC.
                           388 GREENWICH STREET
                           NEW YORK, NY  10013

D.         NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                         COPY OF COMMENTS TO:
         MICHAEL KOCHMANN                MICHAEL R. ROSELLA, ESQ.
         Salomon Smith Barney Inc.       Paul, Hastings, Janofsky & Walker LLP
         300 First Stamford Place,       75 East 55th Street
         4th Floor                       New York, New York  10022-3205
         Stamford, Connecticut  06902    (212) 318-6800


E.         TITLE OF SECURITIES BEING REGISTERED:
                 An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.         APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
                 As soon as practicable after the acquisition and deposit of the underlying obligations.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

682769.1

                    SUBJECT TO COMPLETION, DATED JULY 2, 2002




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                                                     TAX EXEMPT SECURITIES TRUST
                                                              NATIONAL TRUST 315
                                                       (A UNIT INVESTMENT TRUST)
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           A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, National Trust 315. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.

           The   Securities   and  Exchange   Commission  has  not  approved  or
disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

682769.1

                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

           A.  The   following   information   relating  to  the   Depositor  is
incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


                                                                                                      SEC FILE OR
                                                                                                  IDENTIFICATION NO.
I.         Bonding  Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on
           Form S-6 under the Securities Act of 1933:

           Salomon Smith Barney Inc.                                                              2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules
           15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

           Salomon Smith Barney Inc.                                                              8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, ByLaws):

           Salomon Smith Barney Inc.                                                              333-83314

       B.  The Internal Revenue Service Employer Identification Numbers of the Sponsor
           and Trustee are as follows:

           Salomon Smith Barney Inc.                                                              13-1912900
           JPMorgan Chase Bank                                                                    13-4994650


Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, National Trust 311 (Reg. No. 333-90626); and Tax Exempt Securities Trust, National Trust 312 (Reg. No. 333-90622).



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682769.1

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

           The facing sheet of Form S-6.
           The Prospectus.
           Additional Information not included in the Prospectus (Part II).
             The undertaking to file reports.
             The signatures.
           *Consent of Independent Auditors.


The following exhibits:

           1.1       --        Trust  Indenture and Agreement  (incorporated  by
                               reference  to  Exhibit  1.1 to  the  Registration
                               Statement   of  Tax  Exempt   Securities   Trust,
                               National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

           1.1.1     --        Form of Reference Trust  Agreement  (incorporated
                               by  reference  to  Exhibit  1.1.1  of Tax  Exempt
                               Securities  Trust,  National  Trust 208, 1933 Act
                               File No. 33-58591 filed on June 22, 1995).

           1.2       --        Form    of    Agreement    Among     Underwriters
                               (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities
                               Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

           2.1       --        Form of Certificate of Beneficial Interest
                               (included in Exhibit 1.1).

           *3.1      --        Opinion of counsel as to the  legality  of the
                               securities being issued including their consent to the use of their names under the headings
                               "Taxes" and "Miscellaneous-Legal Opinion" in the Prospectus.

           *4.1      --        Consent of the Evaluator.
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*    To be filed with Amendment to Registration Statement.

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682769.1

                                   SIGNATURES

           PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 2ND DAY OF JULY, 2002

                         Signatures appear on page II-4.

           The principal officers and a majority of the members of the Board of Directors of Salomon Smith Barney Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

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682769.1

SALOMON SMITH BARNEY UNIT TRUSTS
        (Registrant)
SALOMON SMITH BARNEY INC.
        (Depositor)

                                           By: /s/ GEORGE S. MICHINARD, JR.
                                               ---------------------------------
                                               GEORGE S. MICHINARD, JR.
                                               (Authorized Signatory)


        By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:


        Name                                              Title
        ----                                              -----

        DERYCK C. MAUGHAN                  Director
        MICHAEL A. CARPENTER               Chief Executive Officer, Chairman and Director
        MICHAEL J. DAY                     Comptroller


                                           By: /s/ GEORGE S. MICHINARD, JR.
                                               ---------------------------------
                                               GEORGE S. MICHINARD, JR.
                                               (Attorney-in-Fact for the persons
                                               listed above)












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* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-66875 and 333-83588.


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682769.1